Mercedes-Benz Auto Receivables Trust 2021-1
Investor Report
Collection Period Ended   31-Jul-2024

Amounts in USD

Dates

Collection Period No.	35			
Collection Period (from... to)	1-Jul-2024	31-Jul-2024		
Determination Date	13-Aug-2024			
Record Date	14-Aug-2024			
Distribution Date	15-Aug-2024			
Interest Period of the Class A-1 Notes (from... to)	15-Jul-2024	15-Aug-2024	Actual/360 Days	31
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Jul-2024	15-Aug-2024	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	332,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	560,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	560,000,000.00	154,575,003.64	134,358,666.14	20,216,337.50	36.100603	0.239926
Class A-4 Notes	130,000,000.00	130,000,000.00	130,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,582,500,000.00**	**284,575,003.64**	**264,358,666.14**	**20,216,337.50**		
Overcollateralization	40,578,961.98	40,576,974.05	40,576,974.05			
Adjusted Pool Balance	1,623,078,961.98	325,151,977.69	304,935,640.19			
Yield Supplement Overcollateralization Amount	34,735,936.60	5,348,232.80	4,959,170.16			
Pool Balance	**1,657,814,898.58**	**330,500,210.49**	**309,894,810.35**			

	Amount	Percentage
Initial Overcollateralization Amount	40,578,961.98	2.50%
Target Overcollateralization Amount	40,576,974.05	2.50%
Current Overcollateralization Amount	40,576,974.05	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.210000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.460000%	59,253.75	0.105810	20,275,591.25	36.206413
Class A-4 Notes	0.730000%	79,083.33	0.608333	79,083.33	0.608333
Total		**$138,337.08**		**$20,354,674.58**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	19,787,194.86	(1) Total Servicing Fee	275,416.84
Interest Collections	1,071,805.70	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	354,428.75	(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	279,545.26	fees (max. $250,000 p.a.)	
Purchase Amounts	64,815.56	(3) Interest Distributable Amount Class A Notes	138,337.08
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	92,638.60	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**21,650,428.73**	(6) Regular Principal Distributable Amount	20,216,337.50
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**21,650,428.73**	(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
		fees [not previously paid under (2)]	
		(9) Excess Collections to Certificateholders	1,020,337.31
		Total Distribution	**21,650,428.73**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	275,416.84	275,416.84	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	138,337.08	138,337.08	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	59,253.75	59,253.75	0.00
thereof on Class A-4 Notes	79,083.33	79,083.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	138,337.08	138,337.08	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	20,216,337.50	20,216,337.50	0.00
Aggregate Principal Distributable Amount	20,216,337.50	20,216,337.50	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,057,697.40
Reserve Fund Amount - Beginning Balance	4,057,697.40
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	17,175.89
minus Net Investment Earnings	17,175.89
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,057,697.40
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	17,175.89
Net Investment Earnings on the Collection Account	75,462.71
Investment Earnings for the Collection Period	92,638.60

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,657,814,898.58	44,343
Pool Balance beginning of Collection Period	330,500,210.49	19,969
Principal Collections	14,302,480.05	
Principal Collections attributable to Full Pay-offs	5,484,714.81	
Principal Purchase Amounts	64,780.60	
Principal Gross Losses	753,424.68	
Pool Balance end of Collection Period	309,894,810.35	19,386
Pool Factor	18.69%	

	As of Cutoff Date	Current
Weighted Average APR	3.59%	3.76%
Weighted Average Number of Remaining Payments	55.46	25.38
Weighted Average Seasoning (months)	9.86	44.69

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	305,016,234.02	19,156	98.43%
31-60 Days Delinquent	3,468,101.83	168	1.12%
61-90 Days Delinquent	1,159,355.86	51	0.37%
91-120 Days Delinquent	251,118.64	11	0.08%
Total	309,894,810.35	19,386	100.00%

Delinquency Trigger			**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value			0.455%
Delinquency Trigger occurred			No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	753,424.68	40	27,106,184.39	952
Principal Net Liquidation Proceeds	352,550.42		10,880,199.52	
Principal Recoveries	271,148.22		7,155,257.97	
Principal Net Loss / (Gain)	129,726.04		9,070,726.90	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.486%	
Prior Collection Period	0.865 %	
Second Prior Collection Period	(0.045%)	
Third Prior Collection Period	0.531 %	
Four Month Average	0.459%	

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance		0.547%

Average Net Loss / (Gain)		9,528.07

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.